UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.

Publicly-held Company

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

State Registry (“NIRE”) 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”), informs that, in line with the Material Fact disclosed on February 11, 2010, Banco Madesant – Sociedade Unipessoal S.A. (“Madesant”), an affiliated company of Banco Santander, S.A. (Spain), may offer for sale from time to time up to 25,000,000 American Depositary Shares (ADSs) listed on the New York Stock Exchange each representing one Unit issued by Santander Brasil.

To allow for the sale of Santander Brasil’s ADSs by Madesant in the United States of America in compliance with U.S. law, Santander Brasil filed, on the date hereof, an automatically effective Registration Statement on Form F-3 (“Form F-3”), with the Securities and Exchange Commission (“SEC”), to therefore permit the sale of Santander Brasil’s ADSs purchased by Madesant on the secondary market after December 31, 2010. This registration with the SEC is necessary because the seller of ADSs is a Santander Group company. Additionally, the Company is making available a Portuguese translation of the Form F-3 filed with the SEC on the sites of the CVM and the BM&FBovespa through the IPE system.

São Paulo, May 25, 2011.

Carlos Alberto López Galán

Investor Relations Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 25, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Vice-President Executive Officer

By:	/S/ Carlos Alberto Lopez Galán
Carlos Alberto Lopez Galán Vice-President Executive Officer